Exhibit 12
TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2010		2009		2008		2007		2006
	(Dollars in millions)
(Loss) income from continuing operations before income taxes and noncontrolling interest	$(341)		$(305)		$(539)		$222		$210

Fixed Charges:
Interest on debt	118		159		307		397		351
Estimated interest portion of rents	2		2		3		3		3

Total fixed charges	120		161		310		400		354

Adjusted (loss) income	$(221)		$(144)		$(229)		$622		$564
Ratio of earnings to fixed charges (1)	(1.85	)x	(0.89	)x	(0.74	)x	1.56	x	1.59	x

(1)	The ratio of earnings to fixed charges has been computed by dividing (loss) income from continuing operations before income taxes and noncontrolling interest and fixed charges, by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals. Additional earnings of $341 million, $305 million and $539 million would have been necessary to bring the ratio of earnings to fixed charges to 1.0 in 2010, 2009 and 2008, respectively.